UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPANIA CERVECERIAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant's name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Bandera 84, Sixth Floor, Santiago, Chile
(Address of principal executive offices)
_____

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F <u>X</u> Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ___ No <u>X</u>

Attached is a press release of the Company dated January 6, 2006.

For more information contact:

Luis Eduardo Bravo / Macarena Gili
Investor Relations Department
Compañía Cervecerías Unidas S.A.
www.ccu-sa.com
(56-2) 427-3581 or 427-3416

CCU ANNOUNCES FOURTH QUARTER 2005 VOLUMES

(Santiago, Chile, January 6, 2006) – CCU (NYSE: CU) reported today preliminary fourth quarter 2005 consolidated volumes.

The preliminary volume breakout by segment in hectoliters is as follows:

Chile:	Fourth Quarter		Year 2005	
	Volumes	% Change	Volumes	% Change
Beer	1,387,105	9.5%	4,169,792	9.5%
Soft Drinks	947,295	-4.1%	3,225,614	-0.1%
Nectars	125,272	18.2%	444,739	16.1%
Mineral Waters	352,803	30.5%	1,071,252	31.8%
Wine – Domestic	130,053	-0.6%	524,627	4.2%
Wine – Export[1]	83,702	-20.1%	364,697	-13.2%
Pisco	57,934	187.1%	202,628	190.7%
Total Chile[2]	**3,084,165**	**6.8%**	**10,003,349**	**8.4%**
Argentina:				
Beer	744,878	9.3%	2,224,918	7.9%
Wine[1-3]	6,902	-2.1%	35,580	28.7%
Total Argentina	**751,780**	**9.2%**	**2,260,498**	**8.2%**
TOTAL	**3,835,945**	**7.3%**	**12,263,847**	**8.4%**

CCU plans to release its consolidated fourth quarter results by the end of February.

CCU is a diversified beverage company operating principally in Chile and Argentina. CCU is the largest Chilean brewer, the second-largest Argentine brewer, the third-largest Chilean soft drink producer, the second-largest Chilean wine producer, the largest Chilean mineral water producer, one of the largest Chilean pisco producer and also participates in the confectionery industry in Chile. The Company has licensing and/or joint venture arrangements with Heineken Brouwerijen B.V., Anheuser-Busch Companies Inc., PepsiCo Inc., Paulaner Brauerei AG, Schweppes Holdings Limited and Watt's Alimentos S.A. For more information, visit www.ccu-sa.com.

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[1] Does not include bulk wine sales.
[2] Does not include confectionery sales volume.
[3] Includes domestic and export sales volume.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized
.


Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)


/s/ Ricardo Reyes
Chief Financial Officer

Date: January 11, 2006